UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 000-55607

First Mining Gold Corp.
(Translation of registrant's name into English)

Suite 2070, 1188 West Georgia Street

Vancouver, B.C.  V6E 4A2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description
99.1	News Release
99.2	Term Sheet

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MINING GOLD CORP.

Date: September 17, 2026	By:	/S/ “Lisa Peterson”
Name: Lisa Peterson
Title: Chief Financial Officer

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